FUND YIELD CALCULATION
                           (CALENDAR MONTH-END METHOD)
                               30-DAY BASE PERIOD

                                         a-b    6
                    Class A Yield  =  2[(___ +1)  -1
                                         cd
a = Dividends and interest earned during the month

b = Expenses (exclusive of distribution fee) accrued during the month
     (forAdjusted Yield b = Expenses, before giving effect to any voluntary expense limit (exclusive of distribution fee), accrued during the month

c = Average dividend shares outstanding during the month

d = Class A maximum offering price per share on the last day of the month


Yield on NAV = Class A yield/(1-Load)

Class B yield = Yield on NAV - (distribution fee)

Fund Yield percentages for each Class of shares is included in the Funds' Statement of Additional Information.